LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization
China BAK Asia Holdings Limited	Hong Kong
Dalian BAK Trading Co., Ltd.	People’s Republic of China
Dalian BAK Power Battery Co., Ltd.	People’s Republic of China